EXHIBIT 99.1

Stantec recognized in the Top 10 globally for climate action by Corporate Knights

Stantec’s ongoing commitment to sustainability efforts also recognized by CDP

EDMONTON, Alberta, Jan. 18, 2023 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been named one of Corporate Knights’ 2023 Global 100 Most Sustainable Corporations in the World. Corporate Knights ranked Stantec number seven globally, and number one in the firm’s industry peer group, placing the company among the top one percent in the world on sustainability performance.

Stantec has also been awarded an A- rating within the world-recognized climate change index established by CDP (formerly the Carbon Disclosure Project) for the fifth year in a row. An A- rating recognizes a company’s climate leadership and action.

“It is very gratifying that our sustainability efforts have been recognized by Corporate Knights and CDP once again,” said Gord Johnston, Stantec president and chief executive officer. “We are very proud of the contribution we are making toward the achievement of the United Nations’ Sustainable Development Goals and are committed to our continued focus on climate and sustainability leadership for our organization, and our clients and communities.”

Corporate Knights’ ranking of the world’s 100 most sustainable corporations is based on a rigorous assessment of nearly 7,000 public companies with revenue over US$1 billion. Since 2005, the Global 100 has been one of the world’s most valued and transparent rules-based sustainability ratings that emphasizes the impact of a company’s core products and services. In June 2022, Corporate Knights selected Stantec as one of Canada’s Best 50 Corporate Citizens for the 13th time.

CDP, a non-profit awarding body, runs a global disclosure system for investors, companies, cities, states, and regions to manage their environmental impacts. For 2022, Stantec repeated the technical classification of A-, placing the firm in the “Leadership” category for contributing to a sustainable future, among almost 19,000 reporting companies.

In 2022, Stantec was named a partner in the United Nations’ Decade of Ecosystem Restoration, a global compact signed by 70-plus companies that aims to prevent, halt, and reverse the degradation of ecosystems around the world. The firm announced an integrated climate action leadership team that includes Climate Solutions leaders, a climate science director, and a sustainable development goals impact leader. Stantec also remains top of class in the engineering and design space across other sustainability ranking systems, including Sustainalytics, MSCI, and ISS ESG.

More information on the firm’s sustainable initiatives, projects, and thought leadership can be found on the company’s website here.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

Media Contact	Investor Contact
Ashley Warnock	Jess Nieukerk
Stantec Media Relations	Stantec Investor Relations
Ph: (403) 472-0122	Ph: (587) 579-2086
ashley.warnock@Stantec.com	ir@stantec.com

Design with community in mind